Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

On Monday, June 27, 2022, the following communications were made by Orestes Fintiklis, Chief Executive Officer of ITHAX Acquisition Corp., a Cayman Islands exempted company (“ITHAX”), and Dimitrios Athanasopoulos, Chief Financial Officer of ITHAX:

Email to Investors

Dear existing and potential investors of ITHAX Acquisition Corp. (“ITHAX”: Ticker: ITHX) and Mondee Inc. (“Mondee”),

As you know, since last summer, we have been working on what we believe to be a very exciting transaction, to undergo a business combination with Mondee, and list on NASDAQ. Many of you have been part of this journey in different capacities.

We wanted to give you a quick update on where we stand in the process as we are in the final stretch.

The SEC has approved the proxy statement/prospectus on the Form S-4 registration statement, effective as of today - June 27, 2022. The extraordinary general meeting to vote on the de-SPAC transaction will be on July 15, 2022 and, assuming a majority of shareholders approve of the requisite proposals in the registration statement and satisfaction of the other conditions to closing set forth in the business combination agreement, closing will take place on or about July 18, 2022.

Below is a copy of the press release announcing that the Form S-4 registration statement is effective today. We would like to see as many of you as possible participating in this journey, as Mondee starts writing its own story in the public markets.

We very much look forward to the closing of what we believe to be an exciting and unique transaction. Going public is just the beginning of another transformational journey for Mondee and we sincerely hope to have you onboard.

We remain available to arrange a call to answer any additional questions you may have.

Kind regards,

Orestes Fintiklis/Dimitrios Athanasopoulos

CEO/CFO

ITHAX Acquisition Corp

ITHAX ANNOUNCES EFFECTIVENESS OF REGISTRATION STATEMENT AND EXTRAORDINARY MEETING TO APPROVE BUSINESS COMBINATION WITH MONDEE

All ITHAX Stockholders Encouraged to Vote “FOR” the Business Combination and Related Proposals Described in Definitive Proxy Statement/Prospectus

Stockholders of Record as of May 13, 2022 are Eligible to Vote at Special Meeting

NEW YORK, NY and SAN MATEO, CA., – June 27, 2022 – ITHAX Acquisition Corp. (“ITHAX”) (Nasdaq: ITHX) today announced that its registration statement on Form S-4 (as amended, the “Registration Statement”), relating to the previously announced proposed business combination (the “Business Combination”) of ITHAX with Mondee Holdings II, Inc. (“Mondee”), the high-growth, travel technology company and marketplace, has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about ITHAX, Mondee, and the Business Combination.

ITHAX also announced a record date of May 13, 2022 (the “Record Date”) and a meeting date of July 15, 2022 for the extraordinary general meeting of its stockholders (the “Extraordinary Meeting”) to approve the Business Combination. If the proposals at the Extraordinary Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction of all other closing conditions.

Upon closing, the combined company is expected to be listed on Nasdaq with its Class A common stock and warrants trading under the new ticker symbols “MOND” and “MONDW,” respectively.

The Extraordinary Meeting of ITHAX will be held at 11:00 a.m., Eastern Time, on July 15, 2022, at the offices of Reed Smith LLP, ITHAX’s U.S. counsel, located at 599 Lexington Avenue, 22nd Floor, New York, New York 10022, and virtually via live webcast at https://www.cstproxy.com/ithaxacquisitioncorp/2022.

You can pre-register to attend the virtual meeting starting at 12:00 p.m., Eastern Time, on July 11 2022. Enter the URL address https://www.cstproxy.com/ithaxacquisitioncorp/2022 into your browser, enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

As all shareholders may be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If you wish to attend the extraordinary general meeting in person, you must reserve your attendance at least two business days in advance of the extraordinary general meeting by contacting ITHAX’s U.S. counsel, Reed Smith LLP, at 599 Lexington Avenue, 22nd Floor, New York, New York 10022, via an email to ITHAXshareholdermeeting@reedsmith.com.

Your vote FOR ALL proposals is important, no matter how many or how few shares you own. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 (for individuals), or banks and brokers can call collect at (203) 658-9400, or by emailing ITHX.info@investor.morrowsodali.com.

About ITHAX Acquisition Corp:

ITHAX Acquisition Corp., a Cayman Islands exempted company (NASDAQ: ITHX), is a blank check company formed by the founder of Ithaca Capital Partners (“Ithaca”) and the principals of AXIA Ventures Group Limited (“AXIA”). Ithaca is a real estate investment manager with focus on deep-value hospitality investments in the United States, Latin America and Caribbean. AXIA is a leading, independent, privately-owned investment bank founded in 2008 that provides services in more than 20 countries through its offices in New York, London, Milan, Athens, Nicosia and Cyprus. For more information, please visit https://ithaxacquisitioncorp.com.

About Mondee Holdings II, Inc.:

Mondee Holdings II, Inc. is a group of leading travel technology, service, and content companies driving disruptive innovative change in the leisure and corporate travel markets. They deliver a revolutionary technology platform of SaaS, mobile, and cloud products and services to a global customer base, processing over 50 million daily searches and multi-billion dollars of transactional volume yearly. Founded in 2011, Mondee is headquartered in Silicon Valley, California, with 17 offices in USA and Canada, and operations in India, Thailand, and Ireland. On December 20, 2021, Mondee entered into a definitive business combination agreement with ITHAX Acquisition Corp. (Nasdaq: ITHX) that is expect to result in Mondee becoming a publicly listed company on Nasdaq under the ticker symbol “MOND”. For more information, please visit https://www.mondee.com.

Legend Information

Forward Looking Statements

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 relating to the business combination that ITHAX filed with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, that Amendment No. 3 to Form S-4, filed with the SEC on June 7, 2022, that Amendment No. 4 to Form S-4, filed with the SEC on June 13, 2022, that Amendment No. 5 to Form S-4 filed with the SEC on June 21, 2022, and that Amendment No. 6 to Form S-4 filed with the SEC on June 24, 2022, which includes a prospectus/proxy statement of ITHAX (the “Registration Statement”). The Registration Statement was declared effective by the SEC on June 27, 2022 and the definitive proxy statement/prospectus will be mailed to ITHAX’s shareholders on or about June 27, 2022. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX filed the Registration Statement with the SEC. The Registration Statement was declared effective by the SEC on June 27, 2022. A definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX on or about June 27, 2022. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information about the Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, was disclosed in a Current Report on Form 8-K that ITHAX filed with the SEC on December 20, 2021 and is available at www.sec.gov. In connection with the proposed business combination, ITHAX filed the Registration Statement. The Registration Statement was declared effective by the SEC on June 27, 2022 and the definitive proxy statement/prospectus will be mailed to ITHAX shareholders on or about June 27, 2022. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Media Contacts:

For Mondee:

Media

MondeePR@ICRinc.com

Investor Relations

MondeeIR@ICRinc.com

For ITHAX:

Investor Relations

info@ithaxacquisitioncorp.com